OMB APPROVAL
OMB Number:	3235-0116
Expires:	August 31, 2020
Estimated average burden
hours per response.	8.7

UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON COMMENCES DRILLING AT OAKLEY PROJECT

Toronto, Ontario – May 26, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce the commencement of a 2,800 metre diamond drilling program at the Oakley Project, Idaho in collaboration with Centerra (U.S.) Inc. (“Centerra”), which has the option to earn up to a 70% interest in the project by, among other things, spending up to US$7 million in exploration expenditures on the project prior to May 2026. Centerra is the operator of the project and Excellon is the manager under the terms of the option agreement between the parties, with all expenditures currently being funded by Centerra.

“Oakley is a low sulphidation, epithermal gold project with the potential for Carlin-style mineralization at depth, a similar setting to Liberty Gold’s Black Pine Project, 70 kilometres due east,” stated Ben Pullinger, SVP Geology & Corporate Development. “Over the past year, we have been advancing the project with Centerra, collaboratively developing high quality targets as they earn into their option on the project. The current drill program promises to test a number of these targets over the coming months and complements our strong 2021 exploration pipeline.”

The Cold Creek claims cover approximately 14 km2, including a structurally complex north to south valley with bounding faults that has created at least three prospective geologic zones along the western and eastern margins. The current drill program will test targets within these zones, as follows:

Eastern Margin

A historically undrilled area of receptive units with gold in soil anomalies above shallow bedrock. Targets were generated by surface geochemistry and induced polarization surveys.

Bound Block

This area is bound by large structures on the east and west and has demonstrated surface and subsurface gold mineralization. Reverse circulation (“RC”) drilling from the late 1980’s returned anomalous grades that have not been followed up on. More recent work delivered anomalous gold in soil and rock samples, with basin wide resistivity and chargeability anomalies. The program is designed to test geophysical anomalies and follow-up on identified gold occurrences at surface.

Western Margin

A historically underexplored area of structural complexity with hydrothermal material at surface. RC drilling from the late 1980’s intersected 18.3 metres grading 0.46 g/t gold from surface. More recent work has identified gold in soil anomalies corresponding with a chargeability anomaly from IP surveying.

Cold Creek
Western Margin
Bound Block
Eastern Margin
70 km to Black Pine (Liberty Gold)
Cold Creek
Spring Creek
Emery
Blue Hill Creek
Matrix Creek
Inferred Mineral Resource
163,000 oz Au @ 0.5 g/t Au
Idaho Falls
Boise
Oakley Project
Resource
Au in soils
IP Resistivity
Planned collar
Historical collar
0
2.5
kilometers
0
1
miles
N
EXCELLON
RESOURCES

About the Oakley Project

The Oakley project totals 2,833 hectares located 21 kilometres south of Oakley, Idaho. Cold Creek is at the northern end of the claim blocks, flanking the northeastern side of South Middle Mountain. The project hosts low-sulphidation, epithermal mineralization. The underlying Paleozoic Basin-and-Range sedimentary units have the potential to host Carlin-style epithermal mineralization.

Qualified Person

Mr. Ben Pullinger, PGeo., Senior Vice President Geology & Corporate Development, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer

Ben Pullinger, Senior Vice President Geology & Corporate Development
(416) 364-1130
info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: May 26, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer